November 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trades and Services

100 F Street, NE

Washington, D.C., 20549

Attn: Ms. Kate Beukenkamp

Re:	AUREUS GREENWAY HOLDINGS INC.
Registration Statement on Form S-1, as amended (File No. 333-280340)
Request for Acceleration of Effectiveness

Dear Ms. Beukenkamp:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the underwriter (the “Underwriter”), hereby join in the request of Aureus Greenway Holdings Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333- 280340) (as amended, the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.001, so that the Registration Statement may be declared effective on November 12, 2024, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Underwriter, confirms that it is aware of its obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Dominari Securities, LLC

/s/ Eric Newman
Name:	Eric Newman
Title:	EVP/Global Head of Investment Banking